Hallador Energy Company
1183 East Canvasback Drive
Terre Haute, Indiana 47802

August 12, 2025

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Yong Kim Karl Hiller

John Coleman

Re:	Hallador Energy Company Form 10-K for the Fiscal Year ended December 31, 2024 Filed March 17, 2025 File No. 001-34743

Dear Messrs. Kim, Hiller and Coleman:

On behalf of Hallador Energy Company (the “Company”), we submit this letter in response to the letter, dated August 6, 2025 (the “Comment Letter”), from the staff of the U.S. Securities and Exchange Commission, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024, filed on March 17, 2025. We are working expeditiously to respond to the Comment Letter. We respectfully request an additional extension of time to respond to the inquiries contained in the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before August 29, 2025. Please do not hesitate to contact me at (720) 253-5144 with any concerns you may have regarding the timetable described above.

Thank you for your consideration

Very truly yours,

/s/ Todd Telesz

Todd Telesz